UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Spirit Airlines, Inc.

(Name of Subject Company)

Sundown Acquisition Corp.

(Offeror) a direct wholly-owned subsidiary of

JetBlue Airways Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

848577102

(CUSIP Number of Class of Securities)

Brandon Nelson

General Counsel and Corporate Secretary

27-01 Queens Plaza North

Long Island City

New York, NY 11101

(718) 286-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

With a copy to:

Daniel Litowitz

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$313,346.74	Filing Party:	JetBlue Airways Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	May 16, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), and (ii) JetBlue, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by JetBlue and the Purchaser. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at $30.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 16, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on May 16, 2022, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO filed with the SEC on May 16, 2022, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1, 5, 6 and 11.

The Offer to Purchase and Items 1, 5, 6 and 11 of the Schedule TO, to the extent such Items 1, 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.	the second full paragraph on page 2 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the board of directors of Spirit (the “Spirit Board”) has refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe are clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Given the unwillingness of the Spirit Board to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price offered to the Spirit Board on March 29, 2022 and in our June 6 Proposal (as defined below).

On June 6, 2022, we sent the Spirit Board an updated proposal (our “June 6 Proposal”) to acquire all of the outstanding Shares containing the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a prepayment of a portion of the reverse break-up fee in the amount of $1.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (iii) a total aggregate consideration of $31.50 per Share in cash, comprised of the Prepayment Amount and $30.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. We believe our June 6 Proposal is clearly superior to the Proposed Frontier Transaction. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 6 Proposal, subject to receiving the information to support the higher price. Because we believe our June 6 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

2.	the second paragraph on page 6 of the Offer to Purchase under the question heading “Why are you making the Offer?” is hereby amended and restated in its entirety to read as follows:

We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares, each of which we believe are clearly superior to the Proposed Frontier Transaction. Given the Spirit Board’s unwillingness to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price offered to the Spirit Board on March 29, 2022 and in our June 6 Proposal. On June 6, 2022, we sent the Spirit Board an updated proposal (our “June 6 Proposal”) to acquire all of the outstanding Shares containing the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) a prepayment of a portion of the reverse break-up fee in the amount of $1.50 per Share in cash, payable to Spirit stockholders as a cash dividend, funded by JetBlue only in the event the Spirit stockholders vote to approve JetBlue’s acquisition of Spirit (the “Prepayment Amount”), which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (iii) a total aggregate consideration of $31.50 per Share in cash, comprised of the Prepayment Amount and $30.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 6 Proposal, subject to receiving the information to support the higher price. The valid termination of the Frontier Merger Agreement is a condition to the Offer. See “The Offer — Section 14 — Conditions to the Offer.”

3.

the last paragraph on page 6 of the Offer to Purchase under the question heading “How does the Offer relate to JetBlue’s proxy solicitation with respect to the special meeting of Spirit stockholders for proposals relating to the Proposed Frontier Transaction?” is hereby amended and restated in its entirety to read as follows:

Since March 29, 2022, when, following the announcement by Spirit and Frontier of the Frontier Merger Agreement, JetBlue sent a proposal to Spirit, JetBlue has expressed to Spirit our desire to enter into a negotiated business combination with Spirit and has publicly announced the three proposal letters that JetBlue has submitted to the Spirit Board. In the most recent of these proposal letters, announced by JetBlue on June 6, 2022, JetBlue proposed the following terms: (i) an aggregate reverse break-up fee of $350 million payable in the event the requisite antitrust approvals are not obtained; (ii) the Prepayment Amount, which Prepayment Amount would be payable promptly following such approval and the termination of the restrictions on the payment of dividends by Spirit imposed by the Cares Act and reduce the reverse break-up fee payable to Spirit upon termination of the transaction in the event the requisite antitrust approvals are not obtained; and (iii) a total aggregate consideration of $31.50 per Share in cash, comprised of the Prepayment Amount and $30.00 per Share in cash payable upon consummation of JetBlue’s acquisition of Spirit. Given the Spirit Board’s unwillingness to share necessary diligence information or negotiate in good faith with us, the price per Share in our Offer is less than the price offered to the Spirit Board on March 29, 2022 and in our June 6 Proposal. If the Spirit Board decides to constructively engage with us, we will work towards a consensual transaction to acquire all of the outstanding Shares on terms consistent with the terms set forth in our June 6 Proposal, subject to receiving the information to support the higher price. Because we believe our June 6 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

4.	the third full paragraph on page 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Given this lack of engagement by the Spirit Board to date, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on March 29, 2022 and in our June 6 Proposal. However, we believe the Offer is clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Because we believe our June 6 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

5.	the information set forth in Section 11 “Background of the Offer; Other Transactions with Spirit” is hereby amended and supplemented by adding the following paragraphs at the end:

On June 2, 2022, Frontier and Spirit announced amendments to the Frontier Merger Agreement.

On June 6, 2022, JetBlue sent the following letter to the Spirit Board:

Subject to Contract

Board of Directors

Spirit Airlines, Inc.

2800 Executive Way

Miramar, FL 33025

June 6, 2022

Dear Board of Directors:

On behalf of JetBlue Airways Corporation (“JetBlue”), we are submitting a further update to our previous proposals, dated March 29, 2022, and April 29, 2022, to acquire all of the outstanding common stock of Spirit Airlines, Inc. (“Spirit” and this letter, our “Improved Proposal”).

We remain fully committed to acquiring Spirit. After listening to your stockholders and reaffirming with our Board the significant benefits to all stakeholders of combining JetBlue and Spirit, we are pleased to submit this Improved Proposal, which we believe Spirit stockholders will welcome. We urge you to consider our Improved Proposal, which you are permitted to do under the Frontier Agreement1 and are required to do in the exercise of your fiduciary duties, and negotiate with us in good faith to reach a consensual transaction.

Terms of Improved Proposal

Our Improved Proposal offers Spirit stockholders:

•	An enhanced reverse break-up fee of $350 million, or $3.20 per Spirit share[2], payable to Spirit in the unlikely event the transaction is not consummated for antitrust reasons, representing:

•	An increase of $150 million, or $1.37 per Spirit share, to the reverse break-up fee JetBlue previously offered to pay; and

•	Approximately 15% of Spirit’s unaffected share price[3], and approximately 78% of the original premium offered by Frontier[4].

•

A prepayment of a portion of the reverse break-up fee in the amount of $1.50 per share in cash, payable to Spirit stockholders promptly following the Spirit stockholder vote approving the combination between Spirit and JetBlue.

•

The prepayment would be structured as a cash dividend[5] to Spirit stockholders of $1.50 per share (approximately $164 million), representing a portion of our revised $3.20 per share reverse break-up fee, fully-funded by JetBlue to Spirit, that would not be reimbursable if the transaction is terminated for antitrust reasons.

•

In the unlikely event the reverse break-up fee is payable, the upfront special dividend would reduce the amount to be paid to Spirit at the time of the termination of the merger agreement to approximately $186 million ($1.70 per share).

•

In a negotiated transaction Spirit stockholders would receive total aggregate consideration of $31.50 per share in cash, comprised of $30 per share in cash at the closing of the transaction and the prepayment of $1.50 per share in cash of the reverse break-up fee

When compared to the inferior Frontier transaction, our Improved Proposal offers:

•

More value and more certainty for Spirit stockholders with our all-cash offer. JetBlue offers Spirit stockholders aggregate consideration of $31.50 per share in cash, representing a 51% premium to the value of the Frontier transaction as of June 3, 2022[6], a 52% premium to Spirit’s latest closing price[7], and a 45% premium to Spirit’s unaffected share price[8].

•

More value upfront. Our $1.50 per share prepayment of a portion of the reverse break-up fee, payable promptly following Spirit stockholder approval of our transaction[9], allows Spirit stockholders to receive some cash sooner, irrespective of the ultimate outcome of the transaction.

•	More regulatory protections through our significant divestiture commitments and a $350 million reverse break-up fee, $100 million greater than the amount being offered by Frontier.

Combining JetBlue and Spirit would create a true national competitor to the dominant legacy carriers, delivering low fares and a great experience for more customers, more opportunities and good paying jobs for Crewmembers and Team Members, and more value for stockholders. The key features of our Improved Proposal – the up-front cash payment and increased reverse break-up fee – are not an illusion. This offer reflects the seriousness of our commitment and underscores our confidence in completing this transaction. Additionally, given the similar regulatory risks of the two transactions and the increased reverse break-up fee we are prepared to provide, we believe our Improved Proposal remains a Superior Proposal by any measure.

The amended terms of your merger agreement with Frontier are yet further evidence that your stockholders would have benefited had you engaged with us with in good faith at the outset. Clearly, Frontier only agreed to provide a reverse break-up fee and divestiture commitments because it was clear that your stockholders were going to vote down the inferior Frontier transaction. The addition of a reverse break-up fee one week before your stockholder vote is an acknowledgement that the regulatory profiles and likely timelines of both deals are in fact similar, something that both experts and many Spirit stockholders agree on by now.

Our Improved Proposal represents a compelling opportunity for your stockholders to receive a significant premium in cash, with greater value and certainty, and a higher reverse break-up fee than the inferior transaction with Frontier.

Accepting our Improved Proposal is in the best interests of your stockholders, and we urge you to immediately engage with us in good faith to finalize definitive documentation with JetBlue reflecting the terms of our Improved Proposal.

We look forward to hearing from you soon.

Sincerely,

/s/ Robin Hayes

Chief Executive Officer

6.	the third full paragraph on page 42 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our proposals to acquire all of the outstanding Shares. Given this lack of engagement by the Spirit Board to date, our Offer Price of $30.00 per Share, in cash, without interest and less any required withholding taxes, is less than the price offered to the Spirit Board on March 29, 2022 and in our June 6 Proposal. However, we believe the Offer is clearly superior to the Proposed Frontier Transaction. Because we believe our June 6 Proposal to acquire Spirit is clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in this Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

107	Filing Fee Table.

[1]	The Agreement and Plan of Merger, dated as of February 5, 2022, as amended (the “Frontier Agreement”), among Top Gun Acquisition Corp., Frontier Group Holdings Inc. (“Frontier”) and Spirit.
[2]	Assumes fully diluted shares outstanding of approximately 109.5 million per Spirit’s Management.
[3]	Represents percentage of Spirit’s $21.73 closing share price as of February 4, 2022.
[4]	Represents percentage of the $4.10 premium between the $25.83 implied value of Frontier transaction and Spirit’s $21.73 closing share price as of February 4, 2022.
[5]	Subject to any CARES Act limitations.
[6]	Represents premium over $20.89 implied value of Frontier transaction as of June 3, 2022.
[7]	Represents premium over Spirit’s $20.74 closing share price on June 3, 2022.
[8]	Represents premium over Spirit’s $21.73 closing share price on February 4, 2022.
[9]	Subject to any CARES Act limitations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2022

SUNDOWN ACQUISITION CORP.

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

JETBLUE AIRWAYS CORPORATION

By:	/s/ Brandon Nelson
Name: Brandon Nelson
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

107	Filing Fee Table.